Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

APRIL 23, 2013 / 04:30PM GMT, LCC - Q1 2013 US Airways Earnings Conference Call

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Doug Parker - US Airways Group Inc - Chairman, CEO

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Of course the biggest news this quarter was our February announcement of the merger between US Airways and American Airlines, which will create the largest airline in the world and a highly competitive alternative for consumers to other global carriers. Bringing together our two complementary networks will result in significant benefits for customers and employees within American and for the communities we serve. We’ve made a lot of progress since the announcement of the merger in mid-February. The first important milestone was receiving bankruptcy court approval on March 27 to proceed with the merger. And as you saw last week, the preliminary proxy and the S-4 registration statement were filed with the SEC, and American filed its plan of reorganization and disclosure statement with the court.

Our work to get antitrust and competition approvals is on track. We filed with the Department of Justice on January 31. As expected, we received a second request and are working cooperatively with the agency to provide the additional information they asked for. We received approvals from the competition authorities in Brazil and Canada, and after some promising discussions, we expect to file our application for EU competition approval in May. These all represent important milestones that are consistent with our expectation to complete the merger in the third quarter of 2013, and we look forward to continuing to move the ball forward.

More importantly, the teams have begun work together and are working together extremely well. We’ve established a transition committee which is overseen by Tom Horton and myself. That’s supported by a joint integration management office, which is led by Bev Goulet at American and Robert Isom at US Airways. This group is managing and coordinating all the integration-related matters as we plan to bring our systems and processes together. We’ve had very productive meetings over the past month and are on track to achieve our goal, and we are very encouraged by the results so far. So we look forward to continuing to update you on our progress on this, but so far so good.

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Hunter Keay - Wolfe Trahan & Co. - Analyst

Okay. Thank you. I’m going to start with a stat here, and lead into a question. I don’t know if you realize this, but when the America West merger closed, America West employees were 29% of your employee base. Now as you look forward to this merger, US Airways are 29% of the pro forma employee base. So, Doug, can you tell me what you did to ensure that your culture survived that merger? And if you want to give me some specific examples, that would be great. And can that work on a bigger scale with this merger?

Doug Parker - US Airways Group Inc - Chairman, CEO

Yes, Hunter, look, I don’t know that I’d, just given the numbers you rattled off, say that—certainly represents a change in the culture. I thought this culture at US Airways had a lot of positives, and indeed, we tried to take the best of each and built an airline that now, today we’re really proud of. So I think that’s going to be the case with American and US Airways. We certainly are proud of what we built at US Airways. The American team is rightfully proud of what they have there. And in most cases, what you find as you go talk to people is they’re incredibly similar in that both have really great groups of professional employees who care about running airlines and taking care of customers, and that’s something we’ll build on. We have some cultural differences in the management teams, of course, that we all recognize are there, but each of them have their benefits, and we’re going to try to meld those together and end up with the best of both.

Hunter Keay - Wolfe Trahan & Co. - Analyst

Okay. Thanks Doug. And maybe, Scott, this one’s for you. I’m looking at the capacity guidance, and you guys are still looking up at about 6.5% on an ASM basis in the fourth quarter, and American’s going to be growing probably midish-single-digits at that point. That’s a lot. We are talking about some pretty meaningful capacity growth at that point in time. And given the decelerating RASM that we have here, I guess I’m hoping that you can convince me why I shouldn’t be concerned about this; and what sort of the flexibility you might have, maybe as it relates to the labor agreement to have in place or not, to adjust that capacity as we go into 2014?

Scott Kirby - US Airways Group Inc - President

So, for the fourth quarter, you do see a relatively large capacity increase for us. At the same time, I’d point out that you see large CASM decline for us. So a lot of our capacity increase is driven by having more seats on the airplane on average. That’s true throughout the year, but also true in the fourth quarter. And in the first and second quarters, we’ve got about 2% more seats per departure on our aircraft, which has a depressing effect on RASM, but has a much larger effect on CASM. So that’s very P&L positive, and you can see that reflected in our first quarter results. For the fourth quarter, we do have a lot of flexibility. We have a lot of time between now and then to prune capacity if we want to. Under the existing US Airways agreement, we have flexibility to reduce capacity if we need to in the fourth quarter. Some flexibility. And assuming the merger closes, we will have even more flexibility to reduce capacity in the fourth quarter because of our agreement. The restrictions we have on minimum fleet, minimum utilization are changing. And in particular, they’re going to a rolling 12 month, as opposed to a month-by-month calculation, which gives us a lot more flexibility. So the fourth quarter, we’re telling you what our plan is today; you see really strong CASM as a result. But we have a lot of time between now and then to adjust that based on what the macroeconomic outlook and fuel outlook are.

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Helane Becker - Cowen Securities LLC - Analyst

Just two questions. One, when will you be able to code-share with American Airlines? And two, I noticed this morning that United announced a $50 increase in change fees for domestic tickets to $200, and in some Latin and South American markets from $250 to $300. Are those change fees something you could or would consider matching?

Scott Kirby - US Airways Group Inc - President

On the first question about code-share, we are working with our soon-to-be coworkers at American to do that as soon as possible. We hope to have that implemented within five to six weeks after closing. So a lot of planning work going on for that at the moment. And on the second question, unfortunately, that’s a future pricing related action, so I can’t comment on it.

Helane Becker - Cowen Securities LLC - Analyst

I see. When could we think about you moving out of the Star Alliance?

Scott Kirby - US Airways Group Inc - President

We’re working with our Star partners today. Everyone is working together, both the Star partners, US Airways and our future OneWorld partners, with the guiding principle of doing what’s best for customers and making sure that it’s as seamless as possible for customers, and that no one who has booked a Star itinerary—anyone that has booked a Star itinerary has everything go smoothly in their flights. Taking care of before we transition to OneWorld, so we don’t have the details yet to announce because there’s a lot of work that has to go on, with all the airlines in Star and us to make sure we’re doing it in a seamless way for customers. But we hope, probably within the next month or so, to have details on that, that we can tell everyone.

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Savanti Sip - Analyst

Curious on the S-4 filing, you had some forecasts in there, 2013 out for five years. Just wondering what some of the key assumptions were on capacity and fuel that went into that forecast?

Steve Johnson - US Airways Group Inc - EVP

This is Steve. I’ll take that one if you don’t mind. Just as background, I think everyone knows that there were projections included in American’s disclosure statement filing, and a summary of those projections included in the SEC filings that American and we made last week. It’s unusual in a stock-for-stock merger in particular for there to be projections like that, but as everyone’s figured out by now, there’s nothing particularly usual about this deal. It’s customary that a debtor in bankruptcy includes five-year financial projections in their disclosure statement, traditionally as a way of demonstrating the viability of the reorganized company after it emerges from bankruptcy, and those projections were included in American’s disclosure statement that it filed with the bankruptcy court last—actually eight days ago, at the same time we filed the S-4.

Because that disclosure statement was public, and available to the public, we decided that the same information should be provided to the US Airways shareholders, so the projections were included in those SEC filings, and that’s why you see the unusual financial information there. In any event, as you know, it’s our practice to not elaborate on our SEC filings in any way after they’ve been filed, and we’re going to continue that practice with these filings as well.

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Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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